UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of May 2011
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F
Form 20-F    ☑           Form 40-F    ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes    ☐           No    ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes    ☐           No      ☑

     On May 16, 2011, Telvent GIT, S.A. issued a press release announcing its financial results for the first quarter of 2011. A copy of this press release is furnished as Exhibit 15 hereto.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A.
(Registrant)

By:	/s/ Ignacio González Name: Ignacio González
Title: Chief Executive Officer
Date: May 16, 2011

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description
15	The Company’s press release announcing its financial results for the first quarter of 2011